UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Elan Corporation, plc
(Name of Issuer)

American Depositary Shares (ADSs), representing Ordinary Shares, Par value €0.05 each (Ordinary Shares)
(Title of Class of Securities)

284131208
(CUSIP Number)

April 18, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☒         Rule 13d-1(c)

☐          Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	284131208

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johnson & Johnson I.R.S. I.D. # 22-1024240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,382,575 (based on 25,382,575 ADSs)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 25,382,575 (based on 25,382,575 ADSs)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,382,575 (based on 25,382,575 ADSs)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 509,959,719 outstanding Ordinary Shares, which is the total number of Ordinary Shares issued and outstanding as of the date of the cancellation of the Ordinary Shares repurchased under Elan Corporation, plc’s tender offer, which closed on April 18, 2013, (as reported on Elan Corporation, plc’s Report on Form 6-K filed with the United States Securities and Exchange Commission on April 18, 2013).

Item 1.

	(a)	Name of Issuer: Elan Corporation, plc

	(b)	Address of Issuer’s Principal Executive Offices:

Treasury Building, Lower Grand Canal Street Dublin 2, Ireland

Item 2.
	(a)	Name of Person Filing:

Johnson & Johnson, a New Jersey corporation

	(b)	Address of Principal Business Office or, if none, Residence:

One Johnson & Johnson Plaza, New Brunswick, NJ 08933

	(c)	Citizenship: New Jersey

	(d)	Title of Class of Securities: American Depositary Shares (ADSs), representing Ordinary Shares, Par value €0.05 each (Ordinary Shares)

	(e)	CUSIP Number: 284131208

Item 3.	If this statement is filed pursuant to §§240.13d–1(b), or 240.13d–2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act;

	(b)	☐	Bank as defined in section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with §§240.13d–1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d–1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.3d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☑

Item 4. Ownership.

(a)	Amount beneficially owned: 25,382,575 (based on 25,382,575 ADSs)

(b)	Percent of class*: 5.0%

* Based on 509,959,719 outstanding Ordinary Shares, which is the total number of Ordinary Shares outstanding as of the date of the cancellation of the Ordinary Shares repurchased under Elan Corporation, plc’s tender offer, which closed on April 18, 2013, (as reported on Elan Corporation, plc’s Report on Form 6-K filed with the United States Securities and Exchange Commission on April 18, 2013).

(c)	Number of shares to which the person has:

(i) Sole power to vote or to direct the vote: 25,382,575 (based on 25,382,575 ADSs)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 25,382,575 (based on 25,382,575 ADSs)

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  The 25,382,575 ADSs identified in Item 4 above are directly owned by Janssen Pharmaceutical, an Irish unlimited company (Reg. No. 79963), with its registered office at Little Island Industrial Estate, Little Island, Co. Cork, Ireland, a wholly owned subsidiary of Johnson & Johnson.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              The 25,382,575 ADSs identified in Item 4 above are directly owned by Janssen Pharmaceutical, an Irish unlimited company (Reg. No. 79963), with its registered office at Little Island Industrial Estate, Little Island, Co. Cork, Ireland, a wholly owned subsidiary of Johnson & Johnson.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2013

JOHNSON & JOHNSON,

By:	/s/ Douglas K. Chia
Name: Douglas K. Chia
Title: Secretary

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